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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     FOR THE FISCAL YEAR ENDED JUNE 30, 2002

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                           Commission File No. 1-12833


                                    TXU CORP.


               Energy Plaza, 1601 Bryan, Dallas, Texas 75201-3411


           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


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


                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

FINANCIAL STATEMENTS

   The following statements are furnished for the Plan:

      Statements of Financial Condition at June 30, 2002 and 2001.........    3

      Statements of Operations and Changes in Plan Equity for the
        years ended June 30, 2002, 2001 and 2000..........................    4

      Notes to Financial Statements.......................................    5

      Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.


INDEPENDENT AUDITORS' REPORT..............................................    8

PLAN ADMINISTRATOR'S SIGNATURE............................................    9

EXHIBIT

   The following exhibit is filed herewith:

      Independent Auditors' Consent.......................................   10

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                        STATEMENTS OF FINANCIAL CONDITION


                                                                    June 30,
                                                           -------------------------
                                                               2002          2001
                                                               ----          ----
ASSETS AND PLAN EQUITY

Investment in Securities of Participating Employer --
  Common stock of TXU Corp.,
  At fair value as determined by quoted market prices
  (Historical cost: 2002 -- $1,947,199;
  2001 -- $1,797,064) (Note 3)..........................   $2,633,160    $2,313,047

Dividends receivable....................................       30,648        28,799

Interest receivable.....................................            6            14

Cash and cash equivalents...............................        4,681         3,858
                                                           ----------    ----------

     Total Assets and Plan Equity.......................   $2,668,495    $2,345,718
                                                           ==========    ==========


See Notes to Financial Statements.

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

               STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY


                                                                     For the Year Ended June 30,
                                                             -----------------------------------------
                                                                 2002           2001           2000
                                                                 ----           ----           ----
Additions (deductions):
  Net investment income:
    Dividends on common stock of TXU Corp................    $  120,428     $  113,790      $   92,257
    Interest.............................................         1,158          1,337             881
                                                             ----------     ----------      ----------
         Net investment income...........................       121,586        115,127          93,138
                                                             ----------     ----------      ----------

  Appreciation (depreciation) of investments (Note 3)....       169,611        867,153        (462,099)
                                                             ----------     ----------      ----------

  Contributions and deposits (Note 4):
    Participating directors' compensation deferrals......       243,000        243,000         202,500
    Company matching.....................................       243,000        243,000         202,500
                                                             ----------     ----------      ----------
         Total contributions and deposits................       486,000        486,000         405,000
                                                             ----------     ----------      ----------

            Total additions..............................       777,197      1,468,280          36,039
                                                             ----------     ----------      ----------

  Distributions and reversions:
    Distributions to participants........................       454,420        300,198         173,584
    Fees to plan sponsor.................................             -             10               -
    Reversions...........................................             -         25,539               -
                                                             ----------     ----------      ----------
            Total distributions and reversions...........       454,420        325,747         173,584
                                                             ----------     ----------      ----------

         Net additions (deductions)......................       322,777      1,142,533        (137,545)

Plan Equity, Beginning of Year...........................     2,345,718      1,203,185       1,340,730
                                                             ----------     ----------      ----------

Plan Equity, End of Year.................................    $2,668,495     $2,345,718      $1,203,185
                                                             ==========     ==========      ==========


See Notes to Financial Statements.

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                          NOTES TO FINANCIAL STATEMENTS


1. Plan Description -- The TXU Deferred Compensation Plan for Outside Directors (Plan) was approved and authorized by the Board of Directors of the Company on May 19, 1995, effective July 1, 1995. Members of the Board of Directors of the Company who are not current or former officers or employees of the Company or any of its subsidiaries (Outside Directors) are eligible to participate in the Plan. The Plan allows Outside Directors to defer a percentage of their compensation, which is defined as the annual Board retainer. The Company makes a matching award equal to 100% of such deferred compensation. Amounts credited to a participant's account are invested in shares of common stock of the Company. The maturity period applicable to contributions made for a Plan year is elected by each participant, and may not be fewer than 3 years or more than 10 years. The maturity period begins on the first day of the Plan year in which the contributions for such plan year are made. On the expiration of the applicable maturity period, the value of the participant's account is paid to the participant in cash. In the event a participant's service is terminated because of death or disability, all amounts in the participant's account shall mature upon such termination. If the participant terminates service prior to the end of a Plan Year, the deferred amount, the Company match and the dividend equivalent credits will result in a reversion of the account balance as of the termination date. The forfeited amount shall revert to the Company (as Plan Sponsor). In the event a participant's termination results for reasons other than death or disability all amounts credited to an account, except as provided in the event of a participant's termination prior to the end of a Plan Year, shall mature at the end of the applicable maturity period.

     The Plan was amended and restated August 17, 2001 to provide that, in the event of a change-in-control of the company: (a) forfeiture provisions are eliminated; (b) amounts maturing within 12 months are to be paid within 30 days of the change in control; and (c) amounts maturing more than 12 months from the change-in-control may, at the election of the participant, be paid on the first anniversary of the change-in-control or when they would otherwise mature.

     The Plan was further amended and restated July 1, 2002 to provide for the Company matching award for Plan years beginning on or after that date to be equal to 150% of a participant's deferred compensation.

     The number of participants at June 30, 2002 was 8 and at June 30, 2001 was 7.

2.   Summary of Significant Accounting Policies:

     Basis of Accounting -- The financial statements of the Plan are prepared under the accrual method of accounting.

     Distributions to Participants -- Distributions to participants are recorded when paid.

     Expenses -- All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Company (Plan Sponsor).

3. Plan Investments -- The cost, fair value and appreciation (depreciation) of investments at and for the years ended June 30, 2002, 2001 and 2000 follow:

                                                     Per Share   Number of   Historical     Fair        Appreciation
                                                       Value       Shares       Cost        Value      (Depreciation)
                                                     ---------   ---------   ----------   ----------   --------------
     Common Stock of TXU Corp. - June 30, 2002.....   $51.55     51,080(a)   $1,947,199   $2,633,160      $169,611
     Common Stock of TXU Corp. - June 30, 2001.....    48.19     47,999(b)    1,797,064    2,313,047       867,153
     Common Stock of TXU Corp. - June 30, 2000.....    29.50     39,904(c)    1,524,430    1,177,136      (462,099)

     ----------

     (a) Represents 0.0184% of the outstanding shares of common stock of TXU Corp. (278,238,854 at June 30, 2002).
     (b) Represents 0.0186% of the outstanding shares of common stock of TXU Corp. (257,384,322 at June 30, 2001).
     (c) Represents 0.0151% of the outstanding shares of common stock of TXU Corp. (264,078,369 at June 30, 2000).

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                          NOTES TO FINANCIAL STATEMENTS


     The investment in the Company's common stock (stated in terms of performance units for each participant) is stated at fair value based upon the last reported sale price on recognized exchanges on the last business day of the Plan Year. The cost basis of plan investments is determined on an average cost basis.

     The Plan's investment in TXU common stock is subject to various risks, such as interest rate, credit and overall market volatility. Therefore, it is reasonably possible that changes in the value of the common stock will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

4. Plan Contributions -- Contributions by the Company and participants' compensation deferrals for the Plan years ended June 30, 2002, 2001 and 2000 follow:

                                      Participating
                                        Directors'
                                      Compensation      Contributions         Total
                                        Deferrals        By Company       Contributions
                                        ---------        ----------       -------------
     June 30, 2002................      $243,000          $243,000          $486,000
     June 30, 2001................       243,000           243,000           486,000
     June 30, 2000................       202,500           202,500           405,000

5. Distributions Payable -- For amounts maturing on June 30, 2002, distributions were made on July 15, 2002 for Director deferrals and matching awards in the amount of $498,780, attributable to Plan Years ended June 30, 1997, 1999 and 2000.

     For amounts maturing on June 30, 2001, distributions were made on July 20, 2001 for Director deferrals and matching awards in the amount of $454,420 for the Plan Years ended June 30, 1998, and 1999. Termination from service, prior to the end of the Plan Year, resulted in net reversions for the Plan in the amount of $25,539.

     For amounts maturing on June 30, 2000, distributions were made on July 20, 2000 for Director deferrals and matching awards in the amount of $300,198, attributable to the Plan Years ended June 30, 1996, 1997 and 1998.

6. Federal Income Taxes -- It is intended, and the Company has been advised, that: the Plan does not meet the requirements of a tax-qualified plan under
     Section 401(a) of the Internal Revenue Code (Code); the Trust established thereunder is not exempt from federal income taxes under Section 501(a) of the Code; and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

     Based on the Code and regulations promulgated thereunder:

     (a) A participant's elective deferrals under the Plan, matching awards, and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

     (b) Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not includable in the participant's income until paid or otherwise made available to the participant.

     (c) Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

              TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS

                          NOTES TO FINANCIAL STATEMENTS


7. Amendment or Termination -- The Company's Board of Directors may amend, terminate, or suspend the Plan at any time. An amendment or modification of the Plan may affect active participants as well as future participants, but no amendment or modification of the Plan for any reason may diminish any participant's account as of the effective date thereof. Upon termination of the Plan, the deferred amount, matching award, and dividend equivalent credits will be recomputed as of the date of termination.

INDEPENDENT AUDITORS' REPORT


Organization and Compensation Committee,
  TXU Deferred Compensation Plan for Outside Directors:

We have audited the statements of financial condition of the TXU Deferred Compensation Plan for Outside Directors (The "Plan") as of June 30, 2002 and 2001 and the related statements of operations and changes in plan equity for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at June 30, 2002 and 2001, and the results of its operations and changes in plan equity for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
September 6, 2002

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                            TXU DEFERRED COMPENSATION PLAN FOR OUTSIDE DIRECTORS


                                      By         /s/ Peter B. Tinkham
                                         ---------------------------------------
                                                    Plan Administrator
                                         Organization and Compensation Committee

September 26, 2002


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